Exhibit 99.1

Trip.com Group Limited Reports Unaudited Third Quarter of 2025 Financial Results

SINGAPORE, November 17, 2025 — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading global one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management, today announced its unaudited financial results for the third quarter of 2025.

Key Highlights for the Third Quarter of 2025

•	International businesses delivered robust performance across all segments during the third quarter of 2025

–	Overall bookings on our international OTA platform increased by around 60% year-over-year.

–	Inbound travel bookings surged by over 100% year-over-year.

–	Outbound flight and hotel bookings have climbed to around 140% of the volume for the same period in 2019.

“Travel demand stayed strong this summer, driven by travelers’ enduring passion to explore the world,” said James Liang, the Executive Chairman. “We are enhancing every stage of the journey with AI, and our immersive “Taste of China” program is redefining inbound travel experiences. Moving forward, we will continue to push the boundaries of technology and service to shape a smarter, more sustainable future for travel.”

“We are pleased with our strong third-quarter performance, particularly in cross-border travel,” said Jane Sun, the Chief Executive Officer. “We are committed to empowering our partners to enhance service capabilities and capture new opportunities, creating a more vibrant and connected global travel ecosystem defined by exceptional services and memorable experiences.”

Third Quarter of 2025 Financial Results and Business Updates

For the third quarter of 2025, Trip.com Group reported net revenue of RMB18.3 billion (US$2.6 billion), representing a 16% increase from the same period in 2024, primarily driven by stronger travel demand. Net revenue for the third quarter of 2025 increased by 24% from the previous quarter, primarily due to seasonality.

Accommodation reservation revenue for the third quarter of 2025 was RMB8.0 billion (US$1.1 billion), representing an 18% increase from the same period in 2024, primarily driven by an increase in accommodation reservations. Accommodation reservation revenue for the third quarter of 2025 increased by 29% from the previous quarter, primarily due to seasonality.

Transportation ticketing revenue for the third quarter of 2025 was RMB6.3 billion (US$886 million), representing a 12% increase from the same period in 2024, primarily driven by an increase in transportation reservations. Transportation ticketing revenue for the third quarter of 2025 increased by 17% from the previous quarter, primarily due to seasonality.

Packaged-tour revenue for the third quarter of 2025 was RMB1.6 billion (US$226 million), representing a 3% increase from the same period in 2024, primarily driven by an increase in packaged-tour reservations. Packaged-tour revenue for the third quarter of 2025 increased by 49% from the previous quarter, primarily due to seasonality.

Corporate travel revenue for the third quarter of 2025 was RMB756 million (US$106 million), representing a 15% increase from the same period in 2024 and a 9% increase from the previous quarter, primarily driven by an increase in corporate travel reservations.

Cost of revenue for the third quarter of 2025 increased by 20% to RMB3.4 billion (US$472 million) from the same period in 2024 and increased by 19% from the previous quarter, which was generally in line with the increase in net revenue from the respective periods. Cost of revenue as a percentage of net revenue was 18% for the third quarter of 2025.

Product development expenses for the third quarter of 2025 increased by 12% to RMB4.1 billion (US$574 million) from the same period in 2024 and increased by 17% from the previous quarter, primarily due to the increase in product development personnel related expenses. Product development expenses as a percentage of net revenue were 22% for the third quarter of 2025.

Sales and marketing expenses for the third quarter of 2025 increased by 24% to RMB4.2 billion (US$587 million) from the same period in 2024 and increased by 26% from the previous quarter, primarily due to the increase in expenses relating to sales and marketing promotion activities. Sales and marketing expenses as a percentage of net revenue were 23% for the third quarter of 2025.

General and administrative expenses for the third quarter of 2025 increased by 9% to RMB1.1 billion (US$160 million) from the same period in 2024 and increased by 4% from the previous quarter. General and administrative expenses as a percentage of net revenue were 6% for the third quarter of 2025.

Income tax expense for the third quarter of 2025 was RMB3.3 billion (US$470 million), compared to RMB721 million for the same period in 2024 and RMB998 million for the previous quarter, due to the increase in taxable income primarily attributable to the partial disposal of certain investment. The change in Trip.com Group’s effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, changes in deferred tax liabilities relating to withholding tax, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes recorded in other income, changes in valuation allowance provided for deferred tax assets, and tax arising from the partial disposal of certain investment in accordance with the local indirect transfer tax rules.

Net income for the third quarter of 2025 was RMB19.9 billion (US$2.8 billion), compared to RMB6.8 billion for the same period in 2024 and RMB4.9 billion for the previous quarter. Adjusted EBITDA for the third quarter of 2025 was RMB6.3 billion (US$892 million), compared to RMB5.7 billion for the same period in 2024 and RMB4.9 billion for the previous quarter.

Net income attributable to Trip.com Group’s shareholders for the third quarter of 2025 was RMB19.9 billion (US$2.8 billion), compared to RMB6.8 billion for the same period in 2024 and RMB4.8 billion for the previous quarter, primarily due to the partial disposal of certain investment. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income, and their tax effects, non-GAAP net income attributable to Trip.com Group’s shareholders for the third quarter of 2025 was RMB19.2 billion (US$2.7 billion), compared to RMB6.0 billion for the same period in 2024 and RMB5.0 billion for the previous quarter.

Diluted earnings per ordinary share and per ADS was RMB28.61 (US$4.02) for the third quarter of 2025. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income, and their tax effects, non-GAAP diluted earnings per ordinary share and per ADS was RMB27.56 (US$3.87) for the third quarter of 2025. Each ADS currently represents one ordinary share of the Company.

As of September 30, 2025, the balance of cash and cash equivalents, restricted cash, short-term investment, and held to maturity time deposit and financial products was RMB107.7 billion (US$15.1 billion).

Conference Call

Trip.com Group’s management team will host a conference call at 7:00 PM on November 17, 2025, U.S. Eastern Time (or 8:00 AM on November 18, 2025, Hong Kong Time) following this announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://register-conf.media-server.com/register/BI832bb6185b5042c6a2f663b42d9981b6.

Upon registration, each participant will receive details for this conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the number provided, enter your PIN, and you will join the conference instantly.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident,” or other similar statements. Among other things, quotations from management in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and business conditions in the relevant jurisdictions where Trip.com Group operates, any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Trip.com Group and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s consolidated financial statements, which are prepared and presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses non-GAAP financial information related to adjusted net income attributable to Trip.com Group Limited, adjusted EBITDA, adjusted EBITDA margin, and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges that are not tax deductible, fair value changes of equity securities investments and exchangeable senior notes recorded in other income, net of tax, and other applicable items. Trip.com Group’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income, and their tax effects that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for many travelers in Asia, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2024 RMB (million)	September 30, 2025 RMB (million)	September 30, 2025 USD (million)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	51,093	59,221	8,319
Short-term investments	28,475	21,234	2,983
Accounts receivable, net	12,459	16,344	2,296
Prepayments and other current assets	20,093	28,614	4,019
Total current assets	112,120	125,413	17,617
Property, equipment and software	5,053	5,505	773
Intangible assets and land use rights	12,840	13,071	1,836
Right-of-use asset	755	824	116
Investments (Includes held to maturity time deposit and financial products of RMB10,453 million and RMB27,195 million as of December 31,2024 and September 30, 2025, respectively)	47,194	59,752	8,393
Goodwill	60,911	62,288	8,750
Other long-term assets	454	485	68
Deferred tax asset	3,254	3,240	455
Total assets	242,581	270,578	38,008
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	19,433	20,339	2,857
Accounts payable	16,578	20,149	2,830
Advances from customers	18,029	22,208	3,120
Other current liabilities	19,970	21,783	3,060
Total current liabilities	74,010	84,479	11,867
Deferred tax liability	4,098	3,846	540
Long-term debt	20,134	11,033	1,550
Long-term lease liability	561	563	79
Other long-term liabilities	296	678	95
Total liabilities	99,099	100,599	14,131
MEZZANINE EQUITY	743	132	19
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	141,807	168,095	23,612
Non-controlling interests	932	1,752	246
Total shareholders’ equity	142,739	169,847	23,858
Total liabilities, mezzanine equity and shareholders’ equity	242,581	270,578	38,008

Trip.com Group Limited

Unaudited Consolidated Statements of Income

(In millions, except share and per share data)

	Quarter ended September 30, 2024 RMB (million)	Quarter ended June 30, 2025 RMB (million)	Quarter ended September 30, 2025 RMB (million)	Quarter ended September 30, 2025 USD (million)
Revenue:
Accommodation reservation	6,802	6,225	8,047	1,130
Transportation ticketing	5,650	5,397	6,306	886
Packaged-tour	1,558	1,079	1,606	226
Corporate travel	656	692	756	106
Others	1,234	1,471	1,652	232
Total revenue	15,900	14,864	18,367	2,580
Less: Sales tax and surcharges	(27)	(21)	(29)	(4)
Net revenue	15,873	14,843	18,338	2,576
Cost of revenue	(2,800)	(2,818)	(3,359)	(472)
Gross profit	13,073	12,025	14,979	2,104
Operating expenses:
Product development *	(3,640)	(3,500)	(4,083)	(574)
Sales and marketing *	(3,382)	(3,326)	(4,181)	(587)
General and administrative *	(1,045)	(1,097)	(1,141)	(160)
Total operating expenses	(8,067)	(7,923)	(9,405)	(1,321)
Income from operations	5,006	4,102	5,574	783
Interest income	598	609	675	95
Interest expense	(399)	(265)	(183)	(26)
Other income	1,781	1,114	17,032	2,392
Income before income tax expense and equity in income of affiliates	6,986	5,560	23,098	3,244
Income tax expense	(721)	(998)	(3,344)	(470)
Equity in income of affiliates	558	318	165	23
Net income	6,823	4,880	19,919	2,797
Net income attributable to non-controlling interests and mezzanine classified non-controlling interests	(58)	(34)	(29)	(4)
Net income attributable to Trip.com Group Limited	6,765	4,846	19,890	2,793
Earnings per ordinary share
- Basic	10.37	7.34	30.36	4.26
- Diluted	9.93	6.97	28.61	4.02
Earnings per ADS
- Basic	10.37	7.34	30.36	4.26
- Diluted	9.93	6.97	28.61	4.02
Weighted average ordinary shares outstanding
- Basic	652,719,801	659,916,799	655,036,191	655,036,191
- Diluted	681,411,847	695,705,348	695,035,857	695,035,857

* Share-based compensation included in Operating expenses above is as follows:
Product development	221	258	257	36
Sales and marketing	38	53	55	8
General and administrative	200	255	248	35

Trip.com Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except %, share and per share data)

	Quarter ended September 30, 2024 RMB (million)	Quarter ended June 30, 2025 RMB (million)	Quarter ended September 30, 2025 RMB (million)	Quarter ended September 30, 2025 USD (million)
Net income	6,823	4,880	19,919	2,797
Less: Interest income	(598)	(609)	(675)	(95)
Add: Interest expense	399	265	183	26
Less: Other income	(1,781)	(1,114)	(17,032)	(2,392)
Add: Income tax expense	721	998	3,344	470
Less: Equity in income of affiliates	(558)	(318)	(165)	(23)
Income from operations	5,006	4,102	5,574	783
Add: Share-based compensation	459	566	560	79
Add: Depreciation and amortization	215	212	212	30
Adjusted EBITDA	5,680	4,880	6,346	892
Adjusted EBITDA margin	36%	33%	35%	35%
Net income attributable to Trip.com Group Limited	6,765	4,846	19,890	2,793
Add: Share-based compensation	459	566	560	79
Less: Gain from fair value changes of equity securities investments and exchangeable senior notes	(1,276)	(447)	(1,308)	(184)
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	15	46	14	2
Non-GAAP net income attributable to Trip.com Group Limited	5,963	5,011	19,156	2,690
Weighted average ordinary shares outstanding- Diluted-non GAAP	681,411,847	695,705,348	695,035,857	695,035,857
Non-GAAP Diluted income per share	8.75	7.20	27.56	3.87
Non-GAAP Diluted income per ADS	8.75	7.20	27.56	3.87

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB7.1190 on September 30, 2025 published by the Federal Reserve Board.